
Sadia
Sadia, a marca mais valiosa de alimentos, a preferida e a mais lembrada pelos consumidores.
Comer junto tem Sabor de Perdigão

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BRF Results

3Q20

Disclaimer

This presentation may contain statements that express BRF S.A. ("BRF") management's expectations, beliefs and assumptions about future events or results. Such statements are not historical facts and are based on currently available competitive, financial and economic data of the industries in which BRF operates.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "target", "aim", "seek" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future BRF performance. The factors that might affect BRF's performance include, but are not limited to: (i) market acceptance of BRF's products; (ii) volatility related to the Brazilian economy, as well as the economies of the other countries in which BRF also has relevant operations, the financial and securities markets and the highly competitive industries BRF operates in; (iii) changes in domestic and foreign legislation and taxation, as well as in government policies related to the domestic and foreign animal protein and related markets; (iv) increasing competition from new entrants to the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain an ongoing process for introducing competitive new products and services while maintaining the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; and (viii) the impacts arising from the pandemic caused by COVID-19. Other factors that could materially affect BRF's results can be found in BRF's Reference Form and in the annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, particularly under the "Risk Factors" session.

All forward-looking statements in this presentation are based on information and data available as of the date they were made and BRF undertakes no obligation to update them in light of new information or future development.

This presentation does not constitute an offer to sell or a solicitation to purchase any security.

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Solid
Results in 3Q20

Net Operating
Revenue
9.943 billion
+17.5% yoy

Free
Cash Flow
+987 million

Adjusted
EBITDA[1]
1.317 billion
+15.3%[2] yoy

Total
Liquidity[4]
15.3 billion

Net
Income[1,3]
219 million

Leverage[1]
2.90x


Qualy

1. Includes Covid-19 expenses.
2. Ex-tax effects in 3Q19.
3. Continuing operations.
4. Includes R$3.0 billion in revolving credit facilities.

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Consistent and stable results, in last 6 months

Gross Profit & Margin I (R$ million and %)


Covid-19 Costs: R$99m – 3Q20
19.6%
8.4%
17.0%
18.9%
20.6%
25.1%
24.8%
25.5%
25.2%
21.7%
23.6%
23.8%
24.6%
2,344
1,379
595
1,324
1,570
1,517
2,092
2,096
2,373
2,253
1,979
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Gross Profit
Gross Margin

Adjusted EBITDA & Margin I (R$ million and %)


Covid-19 Costs: R$145 m – 3Q20
9.7%
5.0%
7.4%
7.4%
10.2%
14.6%
13.5%
14.3%
14.0%
11.3%
13.7%
13.2%
14.7%
1,317
685
357
578
617
748
1,219
1,142
1,324
1,251
1,031
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20

Solid evolution of main **performance indicators**

Assertiveness of outlined strategy and **effectiveness in delivery and execution**

Indicator	9M18	Change	9M20
Gross Profit Margin (%)	15.0%	+8.5 p.p.	23.5%
EBITDA Margin (%)	7.4%	+5.5 p.p.	12.9%
Net Profit	-R$2.4 billion	+2.9 billion	R$488 million

Indicator	3Q18	Change	3Q20
Debt Average Maturity (Years)	3.4	+6.1 yrs	9.5 Proforma
Leverage	6.7x	50%	2.9x
ROIC LTM	5.8%	4.4 p.p.	10.2%

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Competitive advantage **in costs**

Ensure supply and guarantee cost competitiveness and healthy margins





Embrapa Cost
COGS/KG BRF
BRF Consolidated Price
100
105
105
108
113
115
122
99
101
106
121
131
99
102
106
113
118
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20

- Expanded storage capacity.
- Increased use of alternative inputs.
- Investments in R&D to improve protein conversion.
- External and internal sources to monitor the market.
- Own Econometric models and technology to support decision making.
- Robust and interdependent process in strategic commodity decisions.

Embrapa Cost – Average of chicken and pork indexes, which considers production costs (see pg. 16 of ER 3Q20); COGS/Kg BRF – Consolidated cost of product sold per kilo (see pg. 16 of ER 3Q20); (BRF Price – Consolidated Price – External and Internal Market, mix, FX impact (see pg. 15 of ER 3Q20).

Even stronger **brands**!

Sadia

- **Kantar/BrandZ:** Most valuable brand in the food sector US$2 billion.
- **Folha Top of Mind:** Most memorable brand in 2020, +7pp vs 2019. Best index of last 5 years.
- **Consumer's brand preference (26.5%)** and growing (+0.3pp yoy in 9M20).


VEG &TAL

Perdigão

- **Kantar: Brand that increased the most in household penetration.**
- **Folha Top of Mind:** Top 3 in frozen meals in 2020.
- **Most chosen protein brand in the last year among Brazilians** (up 3 positions).



Qualy

- **Top of Mind and Kantar: Undisputed leadership in category,** +4.6pp vs. 2019 in home penetration.
- **Folha Top of Mind: Most remembered brand** for the 15th year.
- **Preferred brand (53.9%) in Brazil in margarine category and growing** (+2.5pp y/y 9M20).


Qualy
vita

BRF brands' websites access in Q3 2020 is three times higher when compared to Q3 2019 – with Qualy visits 6 times higher.

Increased investments in expanding capacity and business efficiency.

Profitability strategy, with Climov up 9.2% sequentially.

Source: Kantar Brand Footprint, BrandZ, Folha de São Paulo, Tracking de marcas – Kantar Insights | Sep/20

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Consistent progress in improving portfolio profitability

Brazil – Evolution of the portfolio value mix



Total: 83.5%¹ (+3p.p. in 3Q20 vs. 2019)
3.0p.p.
1.0p.p.
-1.0p.p.
-3.0p.p.
-5.0p.p.
2 year Evolution
-3.0p.p.
-2.0p.p.
-1.0p.p.
0.0p.p.
1.0p.p.
2.0p.p.
1 year Evolution
In Nat. High Value
Cold Cuts
Margarines
Frozen
Filled Low value
Filled High value
In Nat. Low Value
Contribution Margin
Higher Margin
Lower Margin



1) Including processed and in natura high value categories *(as Na Brasa Perdigão, Frango Fácil lines, among others).*

Innovation:
More than 170 SKUs launched in 2020*...

Brazil
+29 New SKUs


Claybom

International
+32 New SKUs



...expanding our product portfolio.

*SKUs launched in 2020: 91 Brazil and 89 International.

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Chinese Market and the Ongoing Expansion to New Markets

Chinese National Inventories and Matrix Prices



45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
Mln heads
Sow Herd
Female hogs selected as sow
Price

Pork Production and Pork Carcass Price



5,000
4,000
3,000
2,000
1,000
0
60
50
40
30
20
10
0
Production
Pork Carcass price

43 new licenses for **different regions in 2020**

Dourados plant **requalification** for **China**

* Source: Ministry of Agriculture and Rural Affairs e Bloomberg.

Capital Structure

Strong cash generation reduced net debt even with FX appreciation

Financial Leverage



V.C., interests, derivatives and others:
+R$368
Cash Flow from Investments:
+R$658
Operating Cash Flow:
-R$1,770
Net Debt Change:
-R$754
5.97x
6.14x
3.74x
2.90x
2.50x
2.68x
2.89x
2.90x
2.46x
15,610
15,498
13,900
13,785
13,269
15,589
15,311
14,557
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
Net Debt (R$ million)
Net Debt / LTM Adj. EBITDA
Net Debt / LTM Adj. EBITDA FX

USD/BRL (PTAX)	3.80	3.90	3.83	4.16	4.03	5.20	5.48	5.64

Debt
Structure 3Q20

Strengthened capital structure, with better average term and prudent liquidity management



Reported Indebtedness
13,772 [1]
Cash and cash equivalents
Revolving Credit Facility
Foreign currency debt
Debt BRL
Average Term
3Q19: 4.4 years
3Q20: 7.5 years
804
4,037
2,491
2,630
2,003
688
3,482
1,054
852
496
4,719
2,769
Cash and equivalents
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2050



Proforma Indebtedness*
14,799 [2,3]
Average Term
3Q20: 9.5 years Proforma
804
2,027
2,304
2,630
2,003
688
3,482
1,054
852
496
4,719
4,461
Cash and equivalents
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2050

Note: The debt profile and schedule solely consider cross currency swaps.
*Includes funding and settlements executed in September – October 2020.
1. Cash and equivalents: 63% of cash is denominated in strong currency and 37% in other currencies.
2. Cash and equivalents: 80% of cash is denominated in strong currency and 20% in other currencies.
3. Includes R$3.0 billion in revolving credit facilities.

BRF **ESG** > We care for the environment and we contribute to a more sustainable future

Sustainable management from farm to table

- Signatory of the **UN Global Compact** since 2007.
- **Agro BRF app** – 100% of our partners will be connected by the end of 2020.
- **100%** of units assessed by **Environmental Sustainability** indexes.



Respect for the environment and less waste

- **70% reduction in operating losses** with implementation of **SEO** – Excellence System.
- **100%** of the water returned to the environment is treated.
- **93.2%** of energy consumption from renewable sources.
- **31,000 hectares** of forest planted in Brazil.
- **Ecco Platform** against food waste.



Benchmark in animal welfare

- **Animal welfare certifications** issued by renowned market entities: Certified Humane, World Animal Protection and PAACO.
- 23 million eggs with **Cage-Free certification** attested by the NGO Certified Humane.
- BRF is **pioneer** in removing antimicrobial growth promoters (AGPs) in poultry and swine chains in Brazil.



Governance, Transparency and Citizenship

- **ISE/B3** – single company in the food sector included in Brazil's sustainability index.
- Listed on B3's **Novo Mercado** and **ADR Program Level III** at NYSE.
- **22%** of leadership positions held by women.
- **BRF Institute** – entrepreneurship and social transformation in 60 cities nationwide.
- Donation of **R$50 millions to fight the impacts of Covid-19** and reinforce preventive measures.


ISEB3

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Digital Transformation

Journey across the entire BRF value chain with two different but interconnected points of view, to build the business of the future.

GO DIGITAL
Outside to inside

Who is the consumer, customer, partner, how should we interact with them throughout our journey?

Enchant customers consumers and partners

Operate as a digital company

Digitalize
Accelerate current business

Build the business of the future
New business models



BE DIGITAL
Inside to outside

How to be prepared to scale digital solutions and capture value faster?

CAPEX

2017-2020: R$300 million
2021-2025: R$700 million

Closing Remarks

3Q20


Qualy
250g


VEG &TAL
Sadia
NÃO CONTÉM CARNE


MANDA BRASA!
TUDO VIRA CHURRASCO COM PERDIGÃO NA BRASA
PERDIGÃO
NABRASA
Toscana

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We are poised for new growth avenues...

Qualified and stable leadership

With focused and disciplined execution

Creating and solidifying financial discipline

2018

2020

2025

2030

Digital, operating efficiency, productivity and strong culture

Focus on the customer and on innovation

Bolster our leadership in Brazil with new categories and launches

International expansion

Revenue growth with value added


Save the date
BRFDAY
2020
DEC
8th
Virtual &
Presential Event
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NYSE

Celebrating 20 years
of BRF listing on NYSE

Q&A


AGRObrf

OUR PROPOSE: A BETTER LIFE

Supplying increasingly high-quality, tasty and practical food products to people around the world. We achieve this by sustainably managing a dynamic, extensive and complex value chain that helps to make life better for everyone, from farm to table.


Qualy
Qualy

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